Exhibit 3.2

CERTIFICATE OF SECRETARY

AMENDMENT TO THE BYLAWS
OF
PC MALL, INC.

The undersigned does hereby certify that:

1.                                      He is the duly elected and acting Secretary of PC Mall, Inc., a Delaware Corporation (the “Company”); and

2.                                      The Bylaws of the Company shall be amended to reflect the new name of the Company by changing all references to the name of the Company from “PC Mall, Inc.” to “PCM, Inc.”, effective as of December 31, 2012 at 11:59 p.m. Eastern Standard Time.

3.                                      The foregoing amendment to the Bylaws of the Company was duly adopted by the Board of Directors of the Company by unanimous written consent, dated December 20, 2012.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Secretary to be effective as of the 31st day of December, 2012.

/s/ Robert I. Newton
Robert I. Newton, Secretary